

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Kory Wentworth
Chief Financial Officer
Entrada Therapeutics, Inc.
One Design Center Place
Suite 17-500
Boston, MA 02210

> **Re: Entrada Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 6, 2023**
> **File No. 001-40969**

Dear Kory Wentworth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences